March 31, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Benjamin Richie
Jane Park

RE:	Emo Capital, Corp. (the “Company”)
Registration Statement on Form 10-12G
Filed March 6, 2023
File No. 000-54291

Ladies and Gentlemen:

In response to your comment letter dated March 30, 2023 issued for our Registration Statement of Form 10-12G filed on March 6, 2023, the Company filed a Form 10-12G/A on March 31, 2023 addressing each of the comments in your letter.

The Company now provides this letter in support our Form 10-12G/A explaining how each of the comments was addressed.

Comment #1 Item 1. Description of Business, page 4

"1. Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain the meaning of biochar, carbon sequestration, H2S, GHG reduction, biomethane and green waste. We also note your references to greenhouse gases CO2 and methane appear to be used interchangeably with the terms "organic fertilizer" and "biomethane," respectively. Please clarify whether there are any differences in the meaning of these terms."

Response:

We rephrased our business description by focusing on organic fertilizer business only. We removed the second phase business plan and we will no longer to pursue the renewal gas business. Elsewhere necessary was also updated. We added a glossary list at the begnning of this statement to explain those techancial jargons on page 2. See below for updated "Current Operation and Strategy" on page 5:

"Currently, Emo Capital, Corp. is dedicated to organic fertilizer business. These includes development and sales of organic fertilizers. As of the date of this Registration Statement, Company management team has been working hard to facilitate collaboration with some local government or city agencies including Recycling Market Development Zone Kern County/Lancaster, California and Bay Area Air Quality Management District, California to establish a composting facility to produce organic fertilizer. Company managment has also been seeking funds to complete the construction of organic fertilizer facility to supply organic fertilizer to the agriculture farming market of U.S., such as, California, Florida, etc. In November 2022, Company submitted a grant application to the Food Waste Fund administered by ReFED.org a U.S. national nonprofit organization. The grant application was not awarded. Currently, Company is trying to submit a grant application to Organics Grant Program administered by the the Department of Resources Recycling and Recovery (CalRecyle), California. Company also filed a Reg A offering statement on March 2, 2023, from where the fund will be used to establish a composting facility to produce fertilizer.

Company is still in the stage of raising funds thorough grant applications and Reg A offering registration. Currently, Company has yet to start any construction of composting facility and operation of organic fertilizer production."

Comment #2 Item 1. Description of Business, page 4

"2. We note your references on pages 5 and 6 of your "Phase I" plans to raise money to complete the construction of organic fertilizer facility and that the principal product will be organic fertilizer. Please expand your disclosure to discuss the additional phases of your business plans, where applicable. Please also clarify, where appropriate, whether you have started the construction of the organic fertilizer facility in California. If not, please revise accordingly. "

Response:

We rephrased our business description by focusing on organic fertilizer business only. We removed the second phase business plan and we will no longer to pursue the renewal gas business. See the response to Comment #1 and the below for whether we have started the construction of the organic fertilizer facility in California.

"Company is still in the stage of raising funds thorough grant applications and Reg A offering registration. Currently, Company has yet to start any construction of composting facility and operation of organic fertilizer production."

Comment #3 Current Operations and Strategy, page 5

"3. Please provide a more detailed explanation of the Company’s current operations, carbon farming, and the other forms of operations. For example, please revise to expand your discussion of how biogas is collected and purified into produce methane, biomethane and CO2 and developed into organic fertilizer that can be sold to customers. You also disclose on page 6 that the potential customers for your organic fertilizer include farms and large farming companies. Please expand your disclosure to discuss the expected jurisdictions of your potential customer base. We refer to your disclosure that your competitors are mainly located in China and India."

Response:

We rephrased our business description by focusing on organic fertilizer business only. We removed the second phase business plan and we will no longer to pursue the renewal gas business. See the response to Comment #1 and the below for our current operation.

"Company is still in the stage of raising funds thorough grant applications and Reg A offering registration. Currently, Company has yet to start any construction of composting facility and operation of organic fertilizer production."

We also added teh expected jurisdictions of our potential customer base:

"... to supply organic fertilizer to the agriculture farming market of U.S., such as, California, Florida, etc. "

Comment #4 Current Operations and Strategy, page 5

"4. We note your disclosure on page 5 that an anaerobic digester can produce renewable natural gas products that can be sold to customers, such as biomethane that can be directly injected into the pipelines of PG&E or Socal Gas. Please clarify whether the anaerobic digester you plan to construct produces biomethane that can be injected into the pipelines or methane that can be used to generate electricity. Given that status of development and the lack of disclosure regarding the production of biomethane and methane, it seems premature to highlight this product and companies such as PG&E or Socal Gas prominently in your Description of Business section. Please advise or revise accordingly."

Response:

We rephrased our business description by focusing on organic fertilizer business only. We removed the second phase business plan and we will no longer to pursue the renewal gas business. See the response to Comment #1.

Comment #5 Current Operations and Strategy, page 5

"5. You disclose on page 5 that building an anaerobic digester is "the way to recycle food waste as renewable natural gas." Please clarify whether there are alternative methods and processes to recycle waste as renewable natural gas, and if so, please revise these and similar statements throughout your registration statement that imply that an anaerobic digester may be the only way to recycle food waste as renewable natural gas. "

Response:

We rephrased our business description by focusing on organic fertilizer business only. We removed the second phase business plan and we will no longer to pursue the renewal gas business. See the response to Comment #1

Comment #6 Competition for the Companys current operations, page 6

"6. We note your reference to certain established organic fertilizer manufacturers in the U.S., such as Scotts Miraclo-Gro, Midestern BioAg, among others. Please clarify whether any of your competitors' organic fertilizer products also use anaerobic digester facilities to produce the CO2 biogas product. "

Response:

We rephrased our business description by focusing on organic fertilizer business only. We removed the second phase business plan and we will no longer to pursue the renewal gas business. See the response to Comment #1.

Comment #7 Market Opportunity for Organic Fertilizer, page 6

 "7. We note your disclosure that the high cost of organic fertilizer may hamper its market growth. Please expand your disclosure of the high costs of organic fertilizer including, but not limited to, the cost compared to conventional or chemical fertilizer as well as the costs associated with producing organic fertilizer compared to conventional fertilizers. You also disclose that research and development in the field of organic fertilizer can provide various opportunities for future growth of the market. Please balance your disclosure with equally prominent disclosure of the disadvantages of producing organic fertilizer, such as the costs, expenses and time associated with manufacturing your products."

Response:

We added dicussion about why costs of organic fertilizer is high and why R&D provides more opportunities for organic fertilizer market. See Below:

".... may hamper the market growth. Producing organic fertilizer is costly for several reasons. Firstly, it relies on natural materials that can be more expensive to collect, transport, and process than synthetic fertilizers made from chemicals. Secondly, the production process involves several stages that require time, labor, and energy, adding to overall production costs. Thirdly, organic fertilizers have a lower nutrient content, requiring a larger quantity to achieve the same results, which leads to higher transportation costs and the need for more storage space. Lastly, more regulations and quality control measures are in place for organic fertilizers, which can add to the cost of production by requiring additional testing and processing to ensure purity and composition.

... development in this field can provide various opportunities for the further growth of the market. Research and development can improve the quality, efficiency, and safety of organic fertilizers by discovering new and improved formulations, manufacturing processes, and packaging solutions. It can also improve the understanding of soil health and nutrient management, which can help farmers optimize the use of organic fertilizers and achieve better crop yields. Research and development can lead to the development of organic fertilizers that are customized for specific crops, soil types, and environmental conditions, which can increase their effectiveness and customer satisfaction. Investing in research and development can also differentiate companies from their competitors by offering unique products that address specific customer needs and preferences."

Comment #8 Market Opportunity for Organic Fertilizer, page 6

"8. We note your reference to the Fertilizer Production Expansion Program (FPEF) administered by the Rural Business-Cooperative Service that recently announced a $500 million grant toward the agricultural fertilizer and nutrient management sector. Please expand your disclosure of the FPEF, including the eligibility and other requirements and whether you have applied or plan to apply for such grants. We refer to your disclosure on page 5 that the company's management team is planning to apply to government GHG grants. Please also clarify that the program is administered by the U.S. government."

Response:

We indicated the FPEP is administered by U.S. government by adding "U.S. government" and we added a sentence statement indicating "Company will not have any plan to submit a grant application to the FPEP within a year or no".

Comment #9 Principal Products, Services, and Their Markets, page 6

"9. We note your statements on page 6 that organic fertilizers may result in an increased relative economic benefit with respect to the use of conventional fertilizers, environmental protection, improve soil structure, add nutrients, and assist in maintaining organic matter. Please revise this section to provide support for your claims. For example, please provide an objective summary of certain studies, if relevant."

Response:

We updated by citing a reference source and rephrased as below:

"The principla product will be organic fertilizer. An organic fertilizer is a plant fertilizer that is consequent from organic sources. Organic fertilizers vary from organic compost to manure, however they have to be derived from all-organic sources. According to the report of the European Consortium of the Organic-Based Fertilizers Industry (ECOFI) (http://www.ecofi.info/benefits-of-organic-based-fertilizers/), the use of organic-based fertilizers in sustainable agriculture benefits farmers, growers, consumers and the environment in many ways. As empirically demonstrated, organic-based fertilizers help to: boost both nutrient efficiency and organic matter content in the soil; nurture the soil with organic matter that reduces dependency on chemical inputs; restore and maintain soil fertility to nurture plant growth; enhance the biological activity and biodiversity of soils; enhance the quality attributes of produce as well as yield; improve the efficiency of nutrient use to produce more robust crops; facilitate the slow release of nutrients in response to the dynamic needs of plants; boost the efficiency of water use to render crops more resilient and drought-resistant; reduce the impact of farming and safeguard ecosystems by minimizing leaching; enhance crop resistance to erosion by improving the soil’s organic matter content; and improve the efficiency of resource use by incorporating natural raw materials."

Comment #10 Principal Products, Services, and Their Markets, page 6

"10. We note your disclosure on page 6 relating to a certain type of chemical catalyst that is used to produce organic fertilizer. Please expand your disclosure to identify the type of chemical catalyst used and explain how this chemical differs from the chemicals used in chemical fertilizers."

Response:

We rephrase by adding more information about how to produce organic fertilizer from organic waste materials. See below:

"We intend to collect organic waste including livestock organic waste, food waste, and green waste for organic fertilizer production. To produce organic fertilizer, collected waste will be composted with the aid of yeasts. Yeasts are single-celled fungi, they are everywhere in nature and can perform many ecological functions, like breaking down dead plant tissue and encouraging root growth.. The final organic product will be dried and packaged in bags for sale. The potential customers are farmers and big farming companies."

Comment #11 Principal Products, Services, and Their Markets, page 6

"11. We note your reference on page 6 relating to the a proximately $6.7 billion addressable market for organic fertilizer that is expected to reach $15.5 billion by 2025. Please expand your disclosure to clarify whether these estimates relate to the addressable global market and describe the types of sources you relied on to arrive at such estimates."

Response:

We updated by citing the data source from Vantage Market Rsearch as below:

"According to Vantage Market Research (https://www.vantagemarketresearch.com/industry-report/organic-fertilizers-market-1228), Global Organic Fertilizers Market is valued at USD 9.95 Billion in 2021 and estimated to reach a value of USD 22.13 Billion by 2028 at a CAGR of 12.1 % during the forecast period, 2022–2028."

Comment #12 Government Regulation, page 7

"12. We note your disclosure that while you are required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the agriculture and fertilizer industry, you do not believe that compliance with such laws and regulations will have a material impact on your results of operations. Please reconcile your disclosure here with disclosure in the Risk Factors section on page 11 concerning risks related to the handling and application of organic fertilizer with environmental regulations. Include here a discussion of material regulation applicable to your business and plans. Refer to Item 101(h)(4)(ix) and (xi) of Regulation S-K."

Response:

We removed "We do not believe that regulation will have a material impact on the way we conduct our business." to reconcile your disclosure here with disclosure in the Risk Factors section on page 11 concerning risks related to the handling and application of organic fertilizer with environmental regulations.

As well, per your suggestion, we added here a discussion of material regulation applicable to your business and plans, as shown in below:

"Our operations are subject to various laws, regulations and guidelines by governmental authorities, relating to the manufacture, and also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on our products and services. Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of our products. Similarly, we cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the company. We will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate our business, the suspension or expulsion from a particular market or jurisdiction or of our key personnel, and the imposition of fines and censures. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the company."

Comment #13 Because our largest shareholder of common stock currently and for the foreseeable future will continue to control EMO..., page 19

"13. You disclose on page 19 that your largest shareholder of common stock beneficially owns approximately 84% of your outstanding common stock either through direct ownership or through another class of capital stock. However, we also refer to your disclosure on page 27 that your largest shareholder, Collingswood Capital Group, owns approximately 60.73% of your outstanding common stock. Please advise and reconcile your disclosure."

Response:

We corrected the number on page 19 to "60.73%".

Comment #14 & 15 If we take advantage of specified reduced disclosure requirements applicable to an "emerging growth company"..., page 19

"14. Please revise this risk factor to state that, as a result of the election you have made, yourfinancial statements may not be comparable to companies that comply with public company effective dates."

"15. Since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company."

Response:

We revised the risk factor disclosure as below:

"Because we take advantage of specified reduced disclosure requirements applicable to an "emerging growth company"; under the JOBS Act, the information that we provide to shareholders may be different than they might receive from other public companies. Our financial statements may not be comparable to companies that comply with public company effective dates."

One more risk factor disclosure added on page 19 as below:

If we no longer qualify as an emerging growth company, we may still be subject to reduced reporting requirements so long as you are a smaller reporting company.

If we no longer qualify as an emerging growth company, we may still be subject to reduced reporting requirements so long as you are a smaller reporting company. The information that we provide to shareholders may be different than they might receive from other public companies. Our financial statements may not be comparable to companies that comply with public company effective dates.

Comment #16 Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 25

"16. Please revise your penultimate paragraph to remove references to generating revenues and to clarify what you mean by your statement that you “have meaningfully commenced business operations”."

Response:

We removed "We have meaningfully commenced business operations based upon the amount of revenue we have been able to generate. We are in start-up stage of operations. " on page 25.

Comment #17 Item 5. Directors and Executive Officers, page 27

"17. We note several of your executive and director biographies where the principal occupation and employment is unclear during the past five years. Please discuss the principal occupation and employment for the past five years, including the name and principal business of any corporation or other organization. Please also indicate any other directorships held during the last five years for each director and disclose the potential risks relating to any current directorships, namely potential conflicts of interest and the effects they may have on shareholders both here and in the Risk Factors section. See Item 401(e) of Regulation S-K."

Response:

The resumes of our officers and directors are actually narrated on page 28. But according to your comments about the past five year's empolyement and directorship history. We updated further as below:

Mr. J. Adam Guo, Ph.D., has expertise in strategy, growth, and business restructuring, servess as Chief Executive Officer and President of the Board of Directors. His leadership and vision will be essential for business start-up practices and operations. Since 2014, he has been working as a full-time professor at the California State Universty, Bakersfield. He was appointed as the President of Emerging Holdings, Inc in Nevada in 2021 and is still currently actively serving as the presdient and director of the Emerging Holdings, Inc.

Mr. Ming Du, B.S., is the founder and served as the CEO of Shaanxi Chenao Agricultural Technology Co., Ltd, China from 2016 to 2018, specializing in organic fertilizer business. Since 2019, he has been the president and director of and hired full-time by Haijing International, Inc. California.

Mr. Wei Zhou, Ph.D., is one full-time Associate Professor research of germplasm innovation of major vegetables and crops including spinach, rice, hemp, etc. at the Florida A&M University since 2021. He was the plant scientis manager at the International Hemp Exchange, Orogen from 2019 to 2020. Before then, he served as the Hybrid Rice Breeder and NSPP Manager at Syngenta, Philippine. As well, he serves as a director of Emerging Holdings, Inc., Nevada since 2021.

As well as, we updated the "Risk Factor" disclousre on Page 10 about conflict of interests may be caused by directorships our directors holds in other business. See Below for the update:

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Our directors may have conflicts of interest which may not be resolved favorably to us.

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Certain conflicts of interest may exist between our directors and us. Our directors have other business interests to which they devote their attention and may be expected to continue to do so although management time should be devoted to our business. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to us.

Comment #18 Employment Agreements, page 32

"18. You disclose on page 7 that the company has no full-time employees, except its officers and directors who volunteer to help with the development of company business, and that the company has not paid any compensation to any employee, executive or director since August 1, 2018. Please revise your disclosure to clarify whether all of your officers and directors are working on a part-time, volunteer-basis only and whether you have entered into any agreements with such officers and directors. Please also include appropriate risk factor disclosure, where appropriate."

Response:

We updated as "Company has no full-time employees, except its officers and directors who volunteer to help with the development of company business voluntarily on a part-time basis, and that the Company has not made any empolyement agreement with and paid any compensation to our officers and directors since August 1, 2018. "

We also added a paragraph to the Section "Risk Factors" on page 10 as displayed in below.

Our officers and directors who volunteer to help with the development of company business.

Company has no full-time employees, except its officers and directors who volunteer to help with the development of company business voluntarily on a part-time basis, and that the Company has not made any empolyement agreement with and paid any compensation to our officers and directors since August 1, 2018. Accordingly, if they terminate their service with us, such a departure may have a material adverse effect on our business, and our future success depends on our ability to identify, attract, hire or engage, retain and motivate other well-qualified personnel. There can be no assurance that these professionals will be available in the market, or that we will be able to retain existing professionals.

Comment #19 Item 7. Certain Relationships and Related Transactions, and Director Independence, page 33

"19. Please include a discussion of the loan payable made to you by Mr. Guo with a balance of $20,029 as of January 31, 2023."

Response:

We added "As of January 31, 2023 one advance in total $20,029 was provided by the current board of directors, without interest and fixed term of repayment. The loan is due at demand. Among the total $20,029, Mr. Guo has loaned $13,029 to Company, and Mr. Du has loaned $3,500 to Company, and Mr. Zhou has loand $3,500 to Company."

Comment #20 Statement of Cash Flows, page F-6

"20. Please revise your Net Cash Used in Operating Activities to reflect a $18,748 Net Cash Used In Operating Activities and remove the parentheses from the $18,748 proceeds from notes payable as well as the $1,281 proceeds from notes payable for the year ended July 31, 2022 on page F-18."

Response:

We updated Net Cash Used in Operating Activities to reflect a $18,748 Net Cash Used In Operating Activities and removed the parentheses from the $18,748 proceeds from notes payable. We removed the parenthesis. We also removed the parenthesis for $1,281 notes payable on page F-18.

See Response to Comment #22 for the change of net loss from $18,748 to $19,748 due to the issuance of 1,000 Series C preferred stock shares for service compensation at a total cost of $1,000.

Comment #21 for Statements of Changes in Stockholders' Deficit, page F-17

"21. Please revise the presentation of the amounts under the Additional Paid in Capital column to remove the parenthesis, as the amounts do not represent a negative amount. Address this comment with your interim financial statements."

Response:

We removed the parenthesis on page F-17 and page F-5.

Comment #22 for Note 1 - Organization and Nature of Business, page F-19

"22. Please revise your discussion of the 60 million shares of common stock issued to Bryan Glass to clarify that the total value of the shares was $660,000 rather than $60,000. Refer to your previously filed financial statements in your Form 10 filed June 9, 2021. Also, include a discussion of the 1,000 shares of Series C preferred stock granted to Mr. Guo for the consideration of his services to the company, including the value of those shares and the material terms of the grant. Revise your Statement of Changes in Stockholders’ Deficit for your interim financial statements to show the issuance of these shares. Finally, confirm that the value of the services performed for which the preferred shares were issued has been recognized in your statement of operations and losses for the six-months ended January 31, 2023."

Response:

We corrected the total value of the shares to $660,000. And we addded a dicussion about the 1,000 Series C preferred Stock shares on page F-20 and F-8- "In addition, on September 2, 2022, the Company issued to Mr. Guo 1,000 Series C preferred stock shares at a price of $0.001 per share for an aggregate cost of $1000.00, which sum was paid by the performance of services to the Company."

Then the six month operation by January 31, 2023 was updated to $19,748 = $18,748 + $1000. And we update the six-month unaudited finanical statement tables on page F-3, page F-4, page F-5, and page F-6.

Comment #23 for Note 3 - Summary of Significant Accounting Policies, page F-21

"23. Please revise your Basis of Presentation to clarify that the financial statements have been prepared under accounting principles generally accepted in the United States"

Response:

We updated as "These financial statements are presented as unaudited and in United States dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America. The Company believes that these financial statements present fairly, in all material respects, the financial position of the Company and the results of its operations and cash flows for the periods presented." on page F-21 and page F-9.

If you have any questions regarding the amendments, please do not hesitate to call J. Adam Guo, the Company’s President, at (661) 519-5708.

Very truly yours,

Emo Capital, Corp.

By: /s/ J. Adam Guo

Name: J. Adam Guo

Title: President/Chief Executive Officer